9/4

[redacted]

08004729

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Brambles Industries PLC

*CURRENT ADDRESS

PROCESSED
SEP 05 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

PROCESSED
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FILE NO. 82- 05205 FISCAL YEAR 6-30-08

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INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DAT : 9/4/08

Brambles

2008 Final Results

20 August 2008




recall

AR/S
6-30-08

RECEIVED
2008 SEP -4 A 2:35

2008 Final Results

Mike Ihlein

Chief Executive Officer

Brambles

Solid year with success on growth initiatives

- Solid growth in sales and comparable operating profit
- CHEP – growth in all regions
- Recall - all regions doing well except North America
- Increasingly challenging economic environment
- Good progress on growth initiatives
- New Walmart supply chain model progressing
- New management team now in place

Strong foundations for growth

CHEP

Sales	Operating profit[1]	Profit[1] margin	EPS
↑ 13% (6% constant)	↑ 12% (6% constant)	24% Unchanged	↑ 18% (10% constant)

- Sales up 13% to US$4.4 billion
- Comparable operating profit up 12% to US$1,047 million
- Margins maintained
- Comparable operating profit before the investment in quality (US$21m) and costs of Walmart transition (US$11m) up 16% to US$1,078m (9% constant)
- EPS up 18% to 44.5 US cents
- Strong cash flow from operations US$810 million
- BVA up US$24 million to US$516 million
- Final dividend of 17.5 Australian cents. Total annual dividend +13%

1 Comparable operating profit

Americas – Solid result, significant wins

CHEP

Pallet Volume	Sales	Operating profit	Profit margin
↑ 4% (USA↑ 2%)	↑ 10% (8% constant)	↑ 7% (5% constant)	29% Unchanged

- Solid growth in Americas +4%
- USA reported volume +2% - slowing economy, weaker second half
  - +4% pre loss of low margin non-FMCG customer
- Strong growth in Latin America and Canada
- Net new customer wins in USA underpin future growth
  - > 400 new accounts (annualised sales > US$100m)
  - FY08 net new business impact sales +US$17m
  - Tyson Foods – largest win for years
- Stable margins even after Quality Investment (US$21m) and Walmart (US$11m)
- Operating profit up 12% (constant currency) before Quality and Walmart
- Key customers positive on quality improvements

Walmart – developing a supply chain solution

CHEP

- Working closely with Walmart
- A number of parties involved
- Confident – despite longer time frame
- Best overall supply chain solution
- Cost neutral outcome expected on ongoing basis
- One time transition costs
  - FY08 US$11m
  - FY09 approx. US$30m

EMEA – Improved operating performance CHEP

Pallet Volume	Sales	Operating profit	Profit margin
↑ 4% (Europe ↑ 3%)	↑ 13% (4% constant)	↑ 18% (9% constant)	24% (+1pp)

- 4% pallet volume growth – across all platforms
  - Pallets ↑, Auto ↑, RPC recovering
- Strong sales pipeline for customer wins
  - >2,000 new customer contracts (annualised sales > US$80m)
  - FY08 net new business impact sales +US$11m
  - Beverages, food, transporters, DIY
- Strong cost management via network efficiencies
- Customer initiatives – TEM, Managed Recovery
- Good progress in Germany and Poland
- Africa performed well

Asia-Pacific – Strong growth prospects CHEP

Pallet Volume	Sales	Operating profit	Profit margin
↑ 3%	↑ 20% (5% constant)	↑ 10% (-5% constant)	25% (-2pp)

- Solid sales growth
- Solid pallet revenue growth in Australia
- Good progress in China and India
  - China customer wins
  - India - First shipments to customers in June
  - US$13m of operating cost in China and India this year
  - US$52m investment in China and India to date (capex and operating cost)

Good organic growth - work to do on costs *recall*

Carton Volume	Sales	Operating profit	Profit margin
↑ 8%	↑ 15% (7% constant)	↑ 8% (-2% constant)	17% (-1pp)

- Good growth in all regions, mainly Document Management Solutions and new customer wins
  - Europe and Asia double-digit sales growth
  - ANZ - competitive but winning
- Winning new customers – all regions
  - Good progress on Bank of America account – 1m + cartons at June 2008
- North America sales good but profit disappointing
  - 2H08 slower than expected
  - Higher costs
  - Focus on cost efficiency and business excellence
- All other regions delivered profit growth

Growth initiatives progressing well CHEP

- Wins in many key areas
  - ✓ USA – food service
  - ✓ USA – beverages
  - ✓ Germany
  - ✓ Poland
  - ✓ China
  - ✓ India
- Approximately US$35m invested so far

Investment for Growth - Americas

CHEP

- Beverages (USA)
  - Non-carbonated beverage producer and alcohol producer converted from 'white wood' to CHEP
  - Value chain analysis for existing and potential customers
  - Discussions with other producers (alcohol and non-alcohol)
- Food service (USA)
  - Considerable success, business expected to expand significantly – Tyson, Sysco advocacy
- Opportunities in other segments in USA
  - Private label, office products, produce

Investment for growth – EMEA

CHEP

- Germany
  - Strong pipeline – confident of lift in growth
  - Encouraging discussions with major retailers
  - Value chain analysis underpins customer prospecting
  - Country manager appointed, sales resources being added
- Poland
  - New contracts signed, others in negotiation – especially food and beverage
  - Country manager appointed, sales resources being added
- Advanced discussions with several pan European FMCG manufacturers
- Focus on automotive industry

Investment for growth – Asia-Pacific

CHEP

China and India – customer wins increasing

- China wins include:
  - Pearl River Breweries
  - Nongfu Mineral Waters
  - ChangAn Ford Mazda
- Team of 100 in place in China and India to drive and support growth
- Long term growth prospects confirmed
- US$52m investment to date (capex and operating cost)

Quality and innovation in USA Early positive results

CHEP

- CHEP USA on track to invest US$100m over 2 years
- Initially 50% opex and 50% capex
- Likely to be higher percentage in opex
  - Fastest way to meet customer needs
- US$25m[1] spent in FY08
  - Service Centre based Plant Quality Representatives – 56 in place
  - Repairing higher % to higher standard
  - Automated Digital Inspection equipment – 5 installed to date
  - Blue Step Pallet during 2009

[1] US$21m operational expenditure and US$4m capital expenditure

Supply Chain Solutions

CHEP

- LeanLogistics
  - Transport Management Services (TMS) offer in place
  - Freight Optimisation Service under development
- RFID as a CHEP service
  - High interest in "Track & Trace" solution
  - CHEP uniquely place
  - CHEP expanding capabilities

Brambles

2008 Final Results

20 August 2008




recall

2008 Final Results

Liz Doherty
Chief Financial Officer

Brambles

2008 Final Results

AIFRS	Actual FY08 US$m	Constant FY08 US$m	Constant FY07 US$m	Constant Growth %
Continuing operations				
Sales revenue	**4,358.6**	4,089.7	3,868.8	6
Comparable operating profit before quality and Walmart	**1,078.4**	1,017.7	932.8	9
Comparable operating profit	**1,046.9**	986.2	932.8	6
PBT	**897.4**	837.4	872.9	(4)
PAT	**626.5**	584.6	585.7	-
EPS (cents)	**44.5**	41.5	37.8	10
Cash flow from operations	**810.0**		838.3	
BVA (June 07 rates)	**516**		492	US$24m
ROCI	**24%**		25%	

Growth % calculated on US$ constant currency basis

Brambles

Solid sales growth

AIFRS	Actual FY08 US$m	Constant FY08 US$m	Constant FY07 US$m	Growth %
CHEP Americas	**1,581.3**	1,547.5	1,438.2	**8**
CHEP EMEA	**1,642.1**	1,509.4	1,457.4	**4**
CHEP Asia-Pacific	**386.9**	339.8	322.8	**5**
CHEP	**3,610.3**	3,396.7	3,218.4	**6**
Recall	**748.3**	693.0	650.4	**7**
Continuing operations	**4,358.6**	**4,089.7**	**3,868.8**	**6**
Discontinued operations	-	-	252.1	
Total	**4,358.6**	**4,089.7**	**4,120.9**	

Growth % calculated on US$ constant currency basis

Comparable operating profit growth

AIFRS	Actual FY08 US$m	Constant FY08 US$m	Constant FY07 US$m	Growth %
CHEP Americas	**452.8**	441.0	421.3	**5**
CHEP EMEA	**396.5**	368.0	336.5	**9**
CHEP Asia-Pacific	**95.9**	83.4	87.4	**(5)**
CHEP	**945.2**	892.4	845.2	**6**
Recall	**128.4**	116.1	118.5	**(2)**
Continuing (pre Brambles HQ)	**1,073.6**	**1,008.5**	**963.7**	**5**
Unallocated Brambles HQ costs	**(26.7)**	(22.3)	(30.9)	**28**
Continuing operations	**1,046.9**	**986.2**	**932.8**	**6**
Discontinued operations	-	-	40.6	
Total	**1,046.9**	**986.2**	**973.4**	

Growth % calculated on US$ constant currency basis

Americas –Volume / mix improvement

CHEP

US$m



421
77
6
21
21
11
2
441
FY07 Comparable operating profit
Volume, Price & Mix
Transportation
Plant costs
Quality
Walmart
Other
FY08 Comparable operating profit

All numbers are calculated at constant currency

Brambles

EMEA – Continuing improvement

CHEP

US$m



Includes costs of Brentwood closure 2007 - $8M
Includes 2007 profit on sale of Madrid property - $13M
337
37
14
1
19
368
FY07 Comparable operating profit
Volume, Price & Mix
Transportation
Plant costs
Other
FY08 Comparable operating profit

All numbers are calculated at constant currency

Brambles

Asia Pacific – Investment for growth

CHEP

US$m



87
15
0
4
15
83
FY07 Comparable operating profit
Volume, Price & Mix
Transportation
Plant costs
Other
FY08 Comparable operating profit

All numbers are calculated at constant currency

Good sales growth in all regions

recall

AIFRS	Actual FY08 US$m	Constant FY08 US$m	Constant FY07 US$m	Constant Growth %
Americas	**333.3**	321.9	307.7	**5**
Europe	**202.2**	183.1	167.1	**10**
RoW	**212.8**	188.0	175.6	**7**
Sales revenue	**748.3**	**693.0**	**650.4**	**7**
Comparable operating profit	**128.4**	116.1	118.5	**(2)**
Profit margin (%)	**17**	17	18	

Growth % calculated on US$ constant currency basis

Strong cash flow generation

AIFRS	Actual FY08 US$m	FY07 US$m	Change US$m
Comparable operating profit	**1,046.9**	932.8	114.1
Depreciation and amortisation	**452.1**	398.3	53.8
EBITDA	**1,499.0**	1,331.1	167.9
Capital expenditure	**(869.4)**	(648.5)	(220.9)
Proceeds from disposals	**133.8**	128.3	5.5
Working capital movement	**41.4**	(8.7)	50.1
Irrecoverable pooling equipment provision	**91.2**	90.2	1.0
Provisions / Other	**(86.0)**	(54.1)	(31.9)
Cash flow from continuing operations	**810.0**	838.3	(28.3)
Discontinued operations	**-**	37.2	(37.2)
Special items	**(27.7)**	(149.0)	121.3
Cash flow from operations after special items	**782.3**	726.5	55.8
Financing costs and tax	**(369.7)**	(236.3)	(133.4)
Free cash flow	**412.6**	490.2	(77.6)

Capital expenditure to support growth


US$m
ROCI (%)
22%
$586m
25%
$649m
24%
$869m
FY06
FY07
FY08
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall

Capital expenditure to support growth



US$m
ROCI (%)
22%
$586m
25%
$649m
24%
$869m
24%
$869m
FY06
FY07
FY08
FY08
CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
Recall
Pallets
Con tainers
Other P&E

Brambles Value Added

AIFRS, June 07 rates	FY08 US$m	FY07 US$m	Growth US$m
CHEP Americas	**269**	263	6
CHEP EMEA	**200**	176	24
CHEP Asia-Pacific	**55**	60	(5)
CHEP	**524**	499	25
Recall	**6**	16	(10)
Continuing (pre Brambles HQ)	**530**	**515**	**15**
Unallocated Brambles HQ costs	**(14)**	(23)	9
Continuing operations	**516**	**492**	**24**

Effective tax rate

AIFRS	Actual FY08 US$m	Actual FY07 US$m
PBT	897.4	872.9
Tax	270.9	287.2
Effective tax rate % of PBT	**30.2%**	**32.9%**
Adjustment for non-recurring items	2.9%	1.2%
Underlying effective tax rate	**33.1%**	**34.1%**

Financial ratios

AIFRS, Actual rates	June 08	June 07	Covenants
Closing Net Debt (US$m)	**2,426.2**	**1,996.9**	
Average Net Debt (US$m)	**2,173.5**	**895.9**	
Net Finance Cost (US$m)	**149.5**	**59.9**	
Interest cover (x)			
• Comparable operating profit	**7.0**	**16.3**	
• EBITDA	**10.0**	**22.9**	x 3.5 (min)
Net Debt / EBITDA (x)	**1.6**	**1.5**	x 3.5 (max)
Gearing (%)	**61.1**	**58.4**	
(Net Debt/Net Debt & Equity)			

Ratios remain consistent with a solid investment grade credit rating

Credit facilities and liquidity

- Gross debt at 30 June 2008 - \$2.5bn
- Total committed facilities - \$4.1bn
  - Includes \$0.2bn 3 year facility signed since 30 June 2008
- \$3.0bn of bank facilities due for renewal in over 2 years (November 2010)
  - to be addressed as part of ongoing refinancing
- On-market buy-back programme suspended

Outlook

- Another year of sales revenue and profit growth in 2009
  - Sales revenue growth in all business units
  - Profit growth in all business units except Asia-Pacific due to China/ India
- Excellent progress in growth initiatives
- FMCG sector generally less volatile
- More difficult consumer environment has potential to dampen organic growth in short term
- Confident of Walmart agreement but will have non-recurring transition costs
- Brambles well positioned for medium to long term growth

Disclaimer statement

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.
This presentation does not constitute, or form part of, an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law.
Persons needing advice should consult their stockbroker, bank manager, solicitor, accountant or other independent financial advisor. Certain statements made in this presentation are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements.
These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this presentation. The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

Brambles

2008 Final Results

20 August 2008





Contact details

Michael Roberts

Vice President Investor Relations

michael.roberts@brambles.com

+61 (2) 9256 5216

+61 (0) 418 263 199 (mobile)

Michael Sharp

Vice President Corporate Affairs

michael.sharp@brambles.com

+61 (2) 9256 5255

+61 (0) 439 470 145 (mobile)

Appendix 1a

Glossary of terms & measures

Except where noted, common terms and measures used in this document are based upon the following definitions:

Sales revenue	Excludes revenues of associates and non trading revenue.
Comparable operating profit	Profit before finance costs, tax and special items. Includes PAT of associates.
PBT	Profit before tax and special items. Includes PAT of associates.
PAT	Profit after tax before special items, and minority interests.
EPS	Profit after tax, minority interests and special items, divided by shares in issue.
DPS	Dividends declared in the period divided by shares in issue.
Shares in issue	Based on weighted average shares in issue of 1,409.2m in FY08; 1,548.3m in FY07.
Constant currency	Translation of both current period and comparable period results into US dollars at the actual monthly exchange rates applicable for the comparable period.

Glossary of terms & measures

Except where noted, common terms and measures used in this document are based upon the following definitions:

Actual rates	Based upon conversion of local currency into US dollars using the average of the difference between buy and sell rates applicable at each month end.
Continuing operations	Refers to CHEP, Recall and Brambles HQ.
Discontinued operations	All businesses which have been or are expected to be divested.
Unallocated Brambles HQ costs	Head office costs which are not allocated back to the divisions. These are excluded from the segmental analyses.
Associates	50% or less equity, minimum 20%.
Special items	Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.
Unification	Refers to the acquisition by Brambles Limited of all Brambles Industries Limited and Brambles Industries plc shares under separate schemes of arrangement on 4 December 2006.

Appendix 1c

Glossary of terms & measures

Except where noted, common terms and measures used in this document are based upon the following definitions:

Cash flow from operations	Cash flow generated after net capital expenditure and before special items
Free Cash Flow (FCF)	Cash flow generated after net capital expenditure, finance costs and taxation but excluding the net cost of acquisitions and proceeds from business disposals.
BVA	Brambles Value Added, calculated in US$ AIFRS as comparable operating profit – (12% x Average capital invested) at June 2007 exchange rates .
Average capital invested	Calculated as a 12 month average. Capital invested is calculated as net assets before tax balances, cash and borrowings, but after adding back accumulated pre-tax special items (excluding those associated with the restructuring, Unification and divestment program). Semi-annual average capital invested calculated as a 6 month average.
ROCI	Calculated as comparable operating profit divided by average capital invested.
Capital expenditure (capex)	On a cash flow basis. Unless otherwise stated, excludes intangible assets, investments in associates and equity acquisitions and is shown gross of any fixed asset disposals proceeds.

Appendix 2a

CHEP USA - Plant operations & transportation trends

CHEP

Plant cost ratio
(Plant costs / Sales)


35%
30%
25%
20%
FY02 FY03 FY04 FY05 FY06 FY07 FY08

Transportation cost ratio
(Transportation costs / Sales)


35%
30%
25%
20%
FY02 FY03 FY04 FY05 FY06 FY07 FY08

Appendix 2b

CHEP USA - Asset productivity trends

CHEP

Control ratio
(Returns + Recoveries / Total Issues)


100%
98%
96%
94%
92%
FY02 FY03 FY04 FY05 FY06 FY07 FY08

New equipment issue ratio
(Pallets purchased / Total issues)


12%
10%
8%
6%
4%
2%
0%
FY02 FY03 FY04 FY05 FY06 FY07 FY08

Appendix 2c

CHEP Europe - Plant operations & transportation trends

CHEP

Plant cost ratio
(Plant costs / Sales)


35%
30%
25%
20%
FY02 FY03 FY04 FY05 FY06 FY07 FY08

Transportation cost ratio
(Transportation costs / Sales)


28%
24%
20%
16%
FY02 FY03 FY04 FY05 FY06 FY07 FY08

Major pallet sizes (B1210A and B1208A only)

Appendix 2d

CHEP Europe - Asset productivity trends

CHEP

Control ratio
(Returns + Recoveries / Total Issues)


96%
94%
92%
90%
FY02 FY03 FY04 FY05 FY06 FY07 FY08

New equipment issue ratio
(Pallets purchased / Total Issues)


12%
10%
8%
6%
4%
2%
0%
FY02 FY03 FY04 FY05 FY06 FY07 FY08

Major pallet sizes (B1210A and B1208A only)

Appendix 2e

FY08 Currency mix

US$m, AIFRS	Total	FY08 Currency mix at Actual FX rates				
		USD	EUR	GBP	AUD	Other
Continuing operations sales revenue	**4,358.6**	1,417.0	1,160.3	494.6	510.8	775.9
Continuing operations comparable operating profit	**1,046.9**	331.4	249.1	125.7	115.4	225.3
Net Debt [1]	**2,426.2**	1,542.8	40.7	74.8	573.1	194.8

1 Net debt shown after adjustments for impact of financial derivatives

Appendix 2f

Credit facilities and debt profile

US$ billion

Maturity	Type	Committed Facilities	Debt drawn	Headroom
< 12 months	Bank	0.5	0.1	0.4
1 – 2 years	-	-	-	-
2 – 3 years	Bank	3.0	1.9	1.1
3 – 4 years	USPP[1,2]	0.2	0.2	-
4 – 5 years	Bank	0.2	0.1	0.1
> 5 years	USPP[1]	0.2	0.2	-
	Total	**4.1**	**2.5**	**1.6**

[1] US Private Placement

[2] Includes new credit facility subsequent to balance date

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

20 August 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

BRAMBLES DELIVERS SOLID FULL YEAR 2008 PERFORMANCE

Attached is a media release from Brambles Limited on its preliminary final report for the year ended 30 June 2008.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

[RNG 00037149]

Brambles

BRAMBLES DELIVERS A SOLID PERFORMANCE IN 2008 AND CONTINUES TO WIN NEW BUSINESS

Brambles today reported a solid performance for the year ending 30 June 2008, with sales revenue from continuing operations up 13% (+6% in constant currency) to US$4,358.6 million, driven by volume growth across all regions of CHEP and Recall.

Comparable operating profit increased 12% (+6% in constant currency) to US$1,046.9 million. Prior to the US$20.6 million investment in quality initiatives in CHEP USA and US$10.9 million in Walmart transition costs, Brambles comparable operating profit increased 16% (+9% in constant currency) to US$1,078.4 million.

Brambles maintained its profit margin at 24%, a strong performance given the investments in new markets and quality and innovation, as well as the transition costs incurred due to changes to the management of pallet flows in the Walmart network.

The Chief Executive Officer of Brambles, Mike Ihlein, said: "This is a particularly pleasing result given the increasingly challenging economic environment in many markets and it confirms the strength of our business models.

"We continue to win significant new business, in both existing and new markets, and we have made excellent early progress in the implementation of our growth strategy. Our performance makes me optimistic about the medium to longer term growth outlook for Brambles."

Business Overview

- **CHEP Americas sales revenue grew 10%** (+8% in constant currency), with comparable operating profit up 7% (+5% in constant currency)

  CHEP USA grew sales revenue by 6%, although the second half of the year was impacted by slowing demand in a significantly weaker economy. Both CHEP Canada and CHEP Latin America delivered sales revenue and comparable operating profit growth in excess of 10% (constant currency) primarily driven by increased volume.

  CHEP USA invested US$25.1 million[1] on a range of activities focused on quality improvement and innovation as part of a previously announced US$100 million, two year program.

- **CHEP Europe, Middle East & Africa (EMEA) sales revenue grew 13%** (+4% in constant currency), with comparable operating profit up 18% (+9% in constant currency). The primary drivers of growth were volume increases and European network efficiencies

- **CHEP Asia-Pacific sales revenue grew 20%** (+5% in constant currency). Comparable operating profit up 10% (-5% in constant currency), reflects the impact of start-up costs in China and India

- **Recall sales revenue grew 15%** (+7% in constant currency). Comparable operating profit up 8% (-2% in constant currency), reflects the impact of higher costs in North America.

---

[1] US$20.6 million operational cost and US$4.5 million capital expenditure

Profit after tax, before special items, from continuing operations was unchanged year-on-year in constant currency terms. This was due to higher net finance costs in 2008 on increased average debt levels following the buy-back of 278 million shares at a cost of US$2.9 billion[2] over the past two years. Earnings per share before special items increased 18% (+10% in constant currency) to 44.5 US cents.

Cash flow from operations remained strong at US$810.0 million reflecting higher profits offset by increased capital expenditure to support growth. Brambles' balance sheet also remains strong with significant unutilised credit facilities and no major debt refinancing due before November 2010.

Dividend

The Board declared a final dividend of 17.5 Australian cents per share, taking the full year dividend total to 34.5 Australian cents per share, an increase of 13%.

The final dividend is 10% franked and payable on 9 October 2008 based on a record date of 19 September 2008.

Investment for Growth

Mr Ihlein said that Brambles has extensive organic growth prospects in all its key markets as well as a number of significant geographic expansion opportunities.

"We have made good progress in the strategic investment program we announced in February 2008, with capital expenditure in FY08 totalling approximately US$35 million on the following new business activities:

- increased presence in the food service sector in the USA through a significant expansion of business with Tyson Foods, which will become one of CHEP USA's largest customers;
- new business in the USA non-carbonated beverages sector, with a major manufacturer converting from 'white wood' to CHEP;
- added a number of new customers in China including Pearl River Breweries, Nongfu Spring Mineral Water and ChangAn Ford Mazda;
- CHEP Asia-Pacific entered the rapidly growing Indian market in the latter part of the financial year; and
- CHEP EMEA winning business in Germany and adding several new customers in Poland.

"Successful execution of the strategic investment program will contribute to Brambles' objective to achieve 10% compound sustainable revenue growth in the medium to long term," Mr Ihlein said.

---

[2] US$2.9 billion comprised an on-market buy-back of 184 million shares and cancellation of 94 million shares under the Cash Alternative as part of Unification.

Outlook

Brambles is well positioned to deliver another year of sales revenue and profit growth in FY09. Good progress is being made in a number of strategically important growth areas for CHEP, particularly food service and beverages in the USA, expansion in Germany and Poland and the emerging markets of China and India. The Company is confident of continuing to win significant new business in all markets and this will contribute to volume growth in FY09 and beyond.

All business units (CHEP Americas, EMEA and Asia-Pacific, and Recall) are expected to deliver increased sales revenue in FY09. Ongoing focus on cost efficiencies and network optimisation will also benefit profit growth in each business unit. However, CHEP Asia-Pacific profit growth will be impacted in the near term due to its strategic investments in the emerging markets of China and India. Brambles remains confident that an agreement will be reached with Walmart to deliver the lowest cost overall supply chain solution, although CHEP USA profit growth will be subdued in FY09 due to non-recurring Walmart transition costs.

Brambles has robust business models in both CHEP and Recall which have a continuing ability to gain significant new business. A considerable proportion of customers are involved in the fast moving consumer goods (FMCG) sector which, while not immune from downturns, generally proves less volatile in challenging economic conditions. However, Brambles recognises that the more difficult consumer environment in many markets has the potential to dampen organic growth in the short term.

Brambles has a high quality customer base, strong track record in winning new business and opportunities for growth in existing and emerging markets. While the current economic uncertainty in global markets has the potential to affect consumer sentiment, Brambles is well positioned to achieve its objective of 10% compound sustainable sales revenue growth in the medium to long term.

For further information please contact:

Media:	**Investors:**
Michael Sharp Vice President Corporate Affairs +61 2 9256 5255 +61 439 470 145	Michael Roberts Vice President Investor Relations +61 2 9256 5216 +61 418 263 199

Brambles is globally headquartered in Australia

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

20 August 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

BRAMBLES DELIVERS SOLID FULL YEAR 2008 PERFORMANCE

Attached is a release to the Exchange from Brambles Limited on its preliminary final report for the year ended 30 June 2008.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

[RNG 00037148]

20 August 2008 **ASX Release**

Brambles delivers solid full year 2008 performance

Highlights for continuing operations:

- **Group sales revenue up 13%** to US$4.4 billion (+6% constant currency[1])
- **Comparable operating profit[1] up 12%** to US$1,046.9 million (+6% constant currency)
  - Prior to the investment in quality initiatives and the impact of transition costs relating to changes in the management of pallet flows in the Walmart network in the USA[2], **comparable operating profit was up 16%** to US$1,078.4 million (+9% constant currency)
- **Earnings per share (EPS) before special items[3] up 18%** (+10% constant currency) to 44.5 US cents
- **Cash flow from operations remains strong at US$810.0 million.** Strong balance sheet with significant unutilised credit facilities and no major debt refinancing due before November 2010
- **Business units:**
  - **CHEP Americas sales revenue grew 10%** (+8% constant currency), with comparable operating profit up 7% (+5% constant currency)
  - **CHEP Europe, Middle East & Africa (EMEA) sales revenue grew 13%** (+4% constant currency), with comparable operating profit up 18% (+9% constant currency)
  - **CHEP Asia-Pacific sales revenue grew 20%** (+5% constant currency). Comparable operating profit up 10% (-5% constant currency) reflects the impact of start-up costs in China and India
  - **Recall sales revenue grew 15%** (+7% constant currency). Comparable operating profit up 8% (-2% constant currency) reflects the impact of higher costs in North America
- **Profit after tax before special items[3] up 7%** to US$626.5 million (flat in constant currency) reflecting increased interest costs due to share buy-backs
- **Brambles Value Added[1] up US$24 million** to US$516 million
- **Final dividend of 17.5 Australian cents.** Total annual dividend up 13% to 34.5 Australian cents[4]

---

[1] Refer to Glossary on page 14 for definition of constant currency, comparable operating profit, and Brambles Value Added (BVA).

[2] Refer to section entitled 'Walmart' on pages 4 and 5 of this document for details on changes to the management of pallet flows in the Walmart network.

[3] Special items from continuing operations comprised $16.3 million pre-tax costs (US$20.4 million after tax benefit) in FY08. Refer to Note 5 on page 11 of the Appendix 4E for further details.

[4] Final dividend 10% franked. Record date 19 September 2008 and payment date 9 October 2008. Refer to page 11 for details of FY08 dividends.

Table 1
Result from Continuing Operations Before Special Items

Year ended 30 June (US$M)	2008 actual	2008 at prior year fx rates	2007 actual	% change (actual fx rates)	% change (constant currency)
Sales revenue					
CHEP Americas	1,581.3	1,547.5	1,438.2	10	8
CHEP EMEA	1,642.1	1,509.4	1,457.4	13	4
CHEP Asia-Pacific	386.9	339.8	322.8	20	5
Total CHEP	**3,610.3**	**3,396.7**	**3,218.4**	**12**	**6**
Recall	748.3	693.0	650.4	15	7
Total sales revenue	**4,358.6**	**4,089.7**	**3,868.8**	**13**	**6**
Comparable operating profit					
CHEP Americas	452.8	441.0	421.3	7	5
CHEP EMEA	396.5	368.0	336.5	18	9
CHEP Asia-Pacific	95.9	83.4	87.4	10	(5)
Total CHEP	**945.2**	**892.4**	**845.2**	**12**	**6**
Recall	128.4	116.1	118.5	8	(2)
Brambles HQ	(26.7)	(22.3)	(30.9)	14	28
Total comparable operating profit	**1,046.9**	**986.2**	**932.8**	**12**	**6**
Net finance costs	(149.5)	(148.8)	(59.9)	(150)	(148)
Profit before tax	**897.4**	**837.4**	**872.9**	**3**	**(4)**
Income tax expense	(270.9)	(252.8)	(287.2)	6	12
Profit after tax	**626.5**	**584.6**	**585.7**	**7**	**-**
EPS (US cents per share)	44.5	41.5	37.8	18	10

Table 2
Comparable operating profit prior to investment in USA quality and innovation initiatives and Walmart transition costs

Year ended 30 June (US$M)	2008 actual	2008 at prior year fx rates	2007 actual	% change (actual fx rates)	% change (constant currency)
Total comparable operating profit	**1,046.9**	**986.2**	**932.8**	**12**	**6**
Add back CHEP USA costs:					
Quality and innovation investment	20.6	20.6	-		
Walmart transition costs	10.9	10.9	-		
Comparable operating profit prior to quality initiatives and Walmart transition costs	**1,078.4**	**1,017.7**	**932.8**	**16**	**9**

Overview of FY08 Result

For the 12 months to 30 June 2008, Brambles' sales revenue from continuing operations grew 13% (+6% constant currency) to US$4,358.6 million, with volume growth across all regions of CHEP and Recall.

Comparable operating profit increased 12% (+6% constant currency) to US$1,046.9 million. Brambles maintained its profit margin at 24%, a strong performance given the investments in new markets and quality and innovation, as well as the transition costs incurred due to changes to the management of pallet flows in the Walmart network[5].

The Chief Executive Officer of Brambles, Mike Ihlein, said: "Brambles has delivered another year of solid results. This is particularly pleasing given the increasingly challenging economic environment in many markets. We continue to win significant new business which makes me optimistic about the medium to longer term growth outlook for the Company."

CHEP Americas delivered a solid result in difficult economic conditions with sales revenue rising 10% (+8% constant currency) and comparable operating profit up 7% (+5% constant currency). Prior to the investment in quality and innovation initiatives in CHEP USA and the Walmart transition costs, comparable operating profit for CHEP Americas grew 15% (+12% constant currency).

CHEP USA grew sales revenue 6%, although the second half was impacted by slowing demand in a significantly weaker economy. Both Canada and Latin America delivered sales revenue and comparable operating profit growth in excess of 10% (constant currency) primarily driven by increased volume.

Sales revenue for CHEP EMEA increased 13% (+4% constant currency) while comparable operating profit increased 18% (+9% constant currency). The primary drivers of growth were volume increases and European network efficiencies.

CHEP Asia-Pacific increased sales revenue 20% (+5% constant currency) and comparable operating profit 10% (-5% constant currency). Comparable operating profit growth will continue to be impacted in the medium term by the start-up investments in both China and India.

Recall achieved sales revenue growth of 15% (+7% constant currency), driven by volume growth across all regions. Comparable operating profit growth (up 8%, or down 2% in constant currency) was good apart from North America which was impacted by higher operating costs.

Brambles Value Added (BVA) increased US$24 million to US$516 million as the Company maintained its focus on creating value for shareholders.

Cash flow from operations remained strong at US$810.0 million reflecting higher profits offset by increased capital expenditure to support growth.

Profit after tax, before special items, from continuing operations was unchanged year-on-year in constant currency terms. This was due to higher net finance costs in 2008 on increased average debt levels following the buy-back of 278 million shares at a cost of US$2.9 billion[6] over the past two years. Earnings per share before special items increased 18% (+10% constant currency) to 44.5 US cents.

On a statutory basis, after taking account of discontinued operations and special items, net profit after tax declined 50% to US$648.7 million. This was primarily due to the US$821 million

---

[5] Refer to section entitled 'Walmart' on pages 4 and 5 of this document for further details on changes to management of pallet flows in the Walmart network. Prior to the US$20.6 million investment in quality initiatives in CHEP USA and the US$10.9 million in Walmart transition costs, Brambles' comparable operating profit increased 16% (+9% constant currency) to US$1,078.4 million. Refer to Table 2 on page 2 above.

[6] US$2.9 billion comprised an on-market buy-back of 184 million shares and cancellation of 94 million shares under the Cash Alternative as part of Unification.

pre-tax (US$833 million post-tax) gain on sale of the Cleanaway UK and Asia businesses in the 2007 financial year[7].

Investment for Growth

Brambles has extensive organic growth prospects in all its key markets as well as a number of significant geographic expansion opportunities. The Company has commenced a strategic investment program targeted mainly at new business in its CHEP operations.

When the program was announced in February 2008, opportunities were identified across all parts of the business. Some of the key opportunities in CHEP are the beverages and food service sectors in the USA, business expansion in Germany, Central and Eastern Europe and China, along with the establishment of a CHEP presence in India.

CHEP has already made good progress on its strategic program, with capital expenditure in FY08 totalling approximately US$35 million on the following new business activities:

- Increased presence in the food service sector in the USA through a significant expansion of business with Tyson Foods, which will become one of CHEP USA's largest customers
- New business in the USA non-carbonated beverages sector, with a major manufacturer converting from 'white wood' to CHEP
- Added a number of new customers in China including Pearl River Breweries, Nongfu Spring Mineral Water and ChangAn Ford Mazda
- CHEP Asia-Pacific commenced operations in the rapidly growing Indian market in the latter part of the financial year
- CHEP EMEA won business in Germany and added several new customers in Poland

Successful execution of the strategic investment program will contribute to Brambles' objective to achieve 10% compound sustainable revenue growth in the medium to long term.

Investment in Quality and Innovation

CHEP USA has also commenced its two year US$100 million investment in a range of initiatives focused on quality improvement and innovation in response to customers' increased use of automation. During the 2008 financial year, a total of US$25.1 million was spent, of which US$20.6 million was operational cost.

Initiatives include:

- Establishing a team of plant quality representatives located at service centres which inspect, repair and re-issue pallets to customers
- Implementing automated digital pallet inspection equipment
- Introducing the new Blue Step Pallet (currently under trial) which provides better protection for customer products and reduced pallet damage

Walmart

CHEP and Walmart continue to be in constructive discussion regarding Walmart's recent decision to modify the management of pallet flows within its network in the USA. Finalisation of an agreement is taking longer than expected due to the complex nature of the management of pallet flows in the Walmart network and the involvement of a number of third party pallet management service providers in the new arrangements.

Brambles remains confident that an agreement will be reached with Walmart to deliver the lowest cost overall supply chain solution. Brambles' objective is that the arrangements will be broadly operating cost neutral to CHEP on an ongoing basis as compared with the previous arrangements. As Walmart is not an emitter customer of CHEP, there is no impact expected on sales revenue or issue volumes from any new arrangements.

---

[7] Refer to Table 10 in the Addendum and to page 3 of the Appendix 4E for further information.

Until new arrangements are fully implemented, CHEP is absorbing non-recurring transition costs due to a loss of white wood revenue and temporary additional transport costs. Transition costs in FY08 amounted to US$10.9 million before tax. In FY09, it is estimated that CHEP USA will incur approximately US$30 million in transition costs and any new arrangements may take several months to implement.

Operations Review

Brambles is reporting in line with its new organisation structure under which CHEP operations are now managed in three Groups:

- CHEP Americas – USA, Canada and Latin America plus the global Catalyst and Chemical Containers business and LeanLogistics
- CHEP Europe Middle East and Africa (EMEA) – Europe, the Middle East and Africa
- CHEP Asia-Pacific – Australia, New Zealand, South-East Asia, India and China

The reporting structure of the Recall business remains unchanged. Adjustments to historical segment data to reflect the new Brambles organisation structure were set out in a market announcement dated 24 July 2008[8].

CHEP Americas

Table 3
CHEP Americas

Year ended 30 June (US$M)	2008	2007	% change (actual fx rates)	% change (constant currency)
Sales revenue	1,581.3	1,438.2	10	8
Comparable operating profit	452.8	421.3	7	5
Profit margin	29%	29%		
Cash flow from operations	365.2	324.4		
Comparable operating profit (prior to Quality Initiatives and Walmart transition costs)	484.3	421.3	15	12

CHEP Americas delivered a solid result with pallet volume up 4% and sales revenue up 10% (+8% constant currency) to US$1,581.3 million and comparable operating profit up 7% (+5% constant currency) to US$452.8 million. The profit margin remained steady at 29% which was a very good outcome given the additional costs incurred in 2008 discussed below.

CHEP USA revenue increased 6%, of which price was one percentage point. Reported volume growth was 2%. However, prior to the loss of a large, low margin customer to white wood, volume growth would have been a little over 4%. This was achieved through organic growth supplemented by net new customer wins during the year, although slowing economic demand resulted in lower volume growth in the second half.

Prior to the investment in quality initiatives (US$20.6 million) and the Walmart transition costs (US$10.9 million), comparable operating profit for CHEP Americas increased 15% to US$484.3 million (+12% constant currency).

A number of significant customer wins during the year will contribute strongly to volume in FY09 and beyond. This includes a significant increase in CHEP USA's presence in the food service sector through business expansion with Tyson Foods. During the year, CHEP USA

[8] Refer to the ASX Announcements section under the 'Investors and Media' tab on the Brambles website www.brambles.com for further information.

won new business with estimated annualised sales of more than US$100 million. The FY08 sales revenue impact of net new business was US$17 million.

CHEP USA also continued to roll out Total Pallet Management (TPM) initiatives to both emitters and distributors. In FY08, seven emitter and five distributor sites were added.

Transport costs as a percentage of sales for CHEP USA remained flat at 21%, demonstrating effective cost management. The plant cost ratio increased three percentage points to 27% primarily due to investment behind quality initiatives and higher pallet returns associated with the economic slowdown, with the balance relating to Walmart transition costs. The control ratio was 99%, reflecting the strength of asset management processes in the USA as well as improvements in the flow-through ratio at emitters and distributors.

CHEP Canada had strong sales revenue growth driven by increases in organic and new business. CHEP Latin America achieved strong sales revenue growth through a combination of organic growth with major customers, lane expansion and new business, particularly in Mexico and Brazil.

During the second half of the financial year Brambles acquired LeanLogistics, a leading USA technology-based transport and supply chain solutions provider, to complement and enhance the CHEP business[9]. LeanLogistics is making good progress on its freight optimisation solution offering for a wide range of customers.

Increased cash flow was driven by higher profit and improved working capital, partly offset by additional capital expenditure to support growth.

CHEP EMEA

Table 4
CHEP EMEA

Year ended 30 June (US$M)	2008	2007	% change (actual fx rates)	% change (constant currency)
Sales revenue	1,642.1	1,457.4	13	4
Comparable operating profit	396.5	336.5	18	9
Profit margin	24%	23%		
Cash flow from operations	296.1	364.2		

CHEP EMEA increased sales revenue 13% (+4% constant currency) to US$1,642.1 million and comparable operating profit by 18% (+9% constant currency) to US$396.5 million.

EMEA had 4% volume growth across all major platforms with Europe delivering 3% volume growth, predominantly through new business in B1208A and display pallet volume as well as new business wins in automotive containers.

The sales pipeline for CHEP Europe continues to strengthen, and during the year the European team won new business with estimated annualised sales of more than US$80 million. The FY08 sales revenue impact of net new business was US$11 million. Key growth segments include beverages, food, transporters and DIY industries.

Increased operating efficiencies also helped drive CHEP Europe's improved performance. Transport costs were US$14 million lower, equivalent to a one percentage point reduction in the transportation cost ratio to 22%. This was largely due to improved network efficiencies in

[9] ASX announcement dated 4 March 2008. Refer to the ASX Announcements section under the 'Investors and Media' tab on the Brambles website www.brambles.com for further information.

the UK. Increased input costs have been offset by improved plant efficiencies resulting in an unchanged plant cost ratio of 25%, while the control ratio remained stable at 95%.

The Managed Recovery service offering has given CHEP UK customers greater flexibility while maintaining CHEP's control over its pallets. More than 43% of available flows have converted to Managed Recovery and all of the UK's top nine grocery retailers have some Managed Recovery flows in and out of their networks.

CHEP Africa & Middle East continued to perform strongly driven primarily by robust organic growth in South Africa.

Cash flow from operations declined mainly due to capital expenditure on new pallets to support growth.

CHEP Asia-Pacific

Table 5
CHEP Asia-Pacific

Year ended 30 June (US$M)	2008	2007	% change (actual fx rates)	% change (constant currency)
Sales revenue	386.9	322.8	20	5
Comparable operating profit	95.9	87.4	10	(5)
Profit margin	25%	27%		
Cash flow from operations	58.0	91.8		

CHEP Asia-Pacific increased sales revenue 20% (+5% constant currency) to US$386.9 million and comparable operating profit by 10% (-5% constant currency) to US$95.9 million. This result includes the start-up costs in China and India as well as costs associated with the implementation of new information systems in Australia and New Zealand.

CHEP Asia-Pacific has continued to win new customers in China including Pearl River Breweries and Nongfu Spring Mineral Water. In addition, a three-year container management agreement has been signed with ChangAn Ford Mazda Automotive in Nanjing. CHEP also commenced operations in the rapidly growing Indian market in the latter part of the year.

The US$34 million decline in cash flow was attributable to the purchase of reusable plastic containers (RPCs) to support the new Woolworths service agreement, and investments in India and China.

Recall

Table 6
Recall

Year ended 30 June (US$M)	2008	2007	% change (actual fx rates)	% change (constant currency)
Sales revenue	748.3	650.4	15	7
Comparable operating profit	128.4	118.5	8	(2)
Profit margin	17%	18%		
Cash flow from operations	127.7	86.4		

Recall increased sales revenue by 15% (+7% constant currency) to US$748.3 million and comparable operating profit by 8% (-2% constant currency) to US$128.4 million. Carton volume growth was 8%.

All regions achieved good sales revenue growth, primarily driven by solid volume growth, mainly in Document Management Solutions and new customer wins. In constant currency terms, European sales revenue increased by 10%, Americas by 5% and the Rest of the World by 7%. All regions achieved robust comparable operating profit growth apart from North America where performance has been impacted by higher costs.

Recall is focused on improving the efficiency and business excellence of its Americas business with turnaround initiatives currently being implemented.

During 2008 Recall has invested in new information centre facilities in the UK, USA and France. Excellent progress is being made on the Bank of America rollout in the USA which has already reached one million cartons in storage.

Fuel

Brambles continues to implement a range of initiatives to effectively manage transport costs. These initiatives include optimising transport networks and using on-line auctions to meet its transport requirements. The recent acquisition of LeanLogistics, a leading provider of technology-based transport and supply chain solutions in the USA will also enable CHEP to provide enhanced transportation management services to customers.

Additional Financial Information

Debt

Table 7
Net Debt and Key Ratios

As at 30 June (US$M)	2008	2007	Change
Current debt	91.5	64.3	27.2
Non-current debt	2,439.5	2,063.0	376.5
Gross debt	**2,531.0**	**2,127.3**	**403.7**
Less cash	(104.8)	(130.4)	25.6
Net debt	**2,426.2**	**1,996.9**	**429.3**
EBITDA (before special items)	1,499.0	1,371.7	127.3
Net finance costs	149.5	59.9	89.6
Key ratios (before special items)			
Net debt to EBITDA	1.6x	1.5x	+0.1x
EBITDA interest cover	10.0x	22.9x	-12.9x

Net debt at 30 June 2008 was US$2,426.2 million, up US$429.3 million from 30 June 2007. The majority of the increase was due to the buy-back of 42 million Brambles shares during the year at a cost of US$392 million.

At the start of the financial year, Brambles had approximately US$800 million of facilities maturing in the 18 months to December 2008. US$310 million was renewed in November 2007 for a three year period. A further US$300 million of new committed bank credit facilities was arranged for three and five year terms, while subsequent to balance date, a new €100 million (US$158 million) three year facility was established. These new facilities totaling US$458 million will largely replace approximately US$500 million in facilities maturing in November 2008.

At 30 June 2008, Brambles had total committed credit facilities of US$4.1 billion with approximately US$1.6 billion undrawn. Apart from the facilities maturing in November 2008, which have effectively already been refinanced, there are no debt maturities before November 2010 when US$3.0 billion of facilities mature (of which US$1.9 billion was drawn at 30 June 2008).

Net interest expense was US$149.5 million compared to US$59.9 million in the 2007 financial year. The increase was due to higher average debt following the buy-back of 278 million shares at a cost of US$2.9 billion during the past two years, with the bulk of buy-back activity occurring in the second half of the 2007 financial year.

Key financial coverage ratios continue to reflect the strong balance sheet position, with Net Debt to EBITDA at 1.6x and EBITDA interest cover at 10.0x (before special items).

Capital expenditure

Table 8
Capital expenditure on property, plant & equipment

Year ended 30 June (US$M)	2008	2007	Change
CHEP Americas	359.0	317.9	41.1
CHEP EMEA	365.5	234.8	130.7
CHEP Asia-Pacific	96.4	42.9	53.5
Total CHEP	**820.9**	**595.6**	**225.3**
Recall	48.2	52.6	(4.4)
Brambles HQ	0.3	0.3	-
Total capital expenditure	**869.4**	**648.5**	**220.9**

Capital expenditure on property, plant and equipment for continuing operations (cash basis) increased US$220.9 million to US$869.4 million. Currency translation contributed US$53 million of the increase.

The capital expenditure increase in CHEP EMEA was mainly due to the purchase of new pallets to support growth. The increase in the Asia-Pacific region was primarily due to the purchase of RPCs in preparation for the Woolworths contract along with the establishment of a pallet pool in China.

Cash flow

Table 9 Cash Flow			
Year ended 30 June (US$M)	**2008**	**2007**	**Change**
Continuing operations			
Comparable operating profit	1,046.9	932.8	114.1
Depreciation & amortisation	452.1	398.3	53.8
EBITDA	**1,499.0**	**1,331.1**	**167.9**
Capital expenditure	(869.4)	(648.5)	(220.9)
Proceeds from disposals	133.8	128.3	5.5
Working capital movement	41.4	(8.7)	50.1
Irrecoverable pooling equipment provision	91.2	90.2	1.0
Provisions / Other	(86.0)	(54.1)	(31.9)
Cash flow from continuing operations before special items	**810.0**	**838.3**	**(28.3)**
Discontinued operations	-	37.2	(37.2)
Special items	(27.7)	(149.0)	121.3
Cash flow from operations	**782.3**	**726.5**	**55.8**
Financing costs and tax	(369.7)	(236.3)	(133.4)
Free cash flow	**412.6**	**490.2**	**(77.6)**

Cash flow from continuing operations before special items remained strong at US$810.0 million. EBITDA grew 13%, slightly ahead of comparable operating profit growth.

The increase in capital expenditure was discussed in the section above. The movement in working capital was primarily due to improved debtor collections. Creditors moved in line with business growth.

Discontinued items in 2007 relates to the Cleanaway business in the UK and Asia in the first half of FY07. Special items relate to costs of Unification and Recall restructuring in FY07, and primarily Unification, adviser fees and Recall restructuring in FY08.

Capital Management

Since the announcement of Unification in November 2005, Brambles has utilised US$3.8 billion in various capital management initiatives, including on-market buy-backs, the Cash Alternative at the time of Unification, and the special dividend in September 2006. A total of 358 million shares have been bought back over that period. Net debt at 30 June 2008 was US$2.4 billion, firmly within Brambles' target of a strong investment grade credit rating.

Given Brambles' commitment to investment in growth opportunities for its business, as well as the prudence of retaining a strong balance sheet in current market conditions, Brambles' current on-market buy-back program has been suspended. Assessment of further capital management initiatives will be made at an appropriate time in the future, and to enable maximum flexibility for these initiatives, Brambles will seek to refresh its buy-back authority at its 2008 Annual General Meeting.

Foreign exchange rates

The principal foreign exchange rates affecting Brambles were

		US$:A$	US$:€	US$:£
Average	2008	0.9040	1.4835	2.0111
	2007	0.7901	1.3187	1.9520
Year end	30 June 2008	0.9629	1.5793	1.9936
	30 June 2007	0.8519	1.3580	2.0116

Taxation

Brambles' effective tax rate for the year was 30.2%, down from 32.9% in 2007 due to a reduction in tax rates in some overseas jurisdictions, particularly Europe, plus recognition of previously unrecognised tax losses.

Dividend

The Board has declared a final dividend of 17.5 Australian cents per share. It will be payable on 9 October 2008 based on a record date of 19 September 2008.

Including the interim dividend of 17.0 Australian cents per share paid on 10 April 2008, the total of dividends declared for FY08 is 34.5 Australian cents per share. This is an increase of 13%[10], which is slightly ahead of comparable operating profit growth in FY08.

2008 Dividend	Aust cents per share	% Franking	Ex dividend trading date	Record date	Payment date
Interim	17.0	10%	14 March 2008	20 March 2008	10 April 2008
Final	17.5	10%	15 September 2008	19 September 2008	9 October 2008

The unfranked component of the final dividend is conduit foreign income. Consequently, no Australian dividend withholding tax is payable on the final dividend paid to Brambles' non-resident shareholders.

Outlook

Brambles is well positioned to deliver another year of sales revenue and profit growth in FY09. Good progress is being made in a number of strategically important growth areas for CHEP, particularly food service and beverages in the USA, expansion in Germany and Poland and the emerging markets of China and India. The Company is confident of continuing to win significant new business in all markets and this will contribute to volume growth in FY09 and beyond.

All business units (CHEP Americas, EMEA and Asia-Pacific, and Recall) are expected to deliver increased sales revenue in FY09. Ongoing focus on cost efficiencies and network optimisation will also benefit profit growth in each business unit. However, CHEP Asia-Pacific profit growth will be impacted in the near term due to its strategic investments in the emerging markets of China and India. Brambles remains confident that an agreement will be reached with Walmart to deliver the lowest cost overall supply chain solution, although CHEP USA profit growth will be subdued in FY09 due to non-recurring Walmart transition costs.

[10] The FY07 total dividend was 30.5 Australian cents per share including 13.5 cents special dividend paid October 2006 in lieu of the 2007 interim dividend.

Brambles has robust business models in both CHEP and Recall which have a continuing ability to gain significant new business. A considerable proportion of customers are involved in the fast moving consumer goods (FMCG) sector which, while not immune from downturns, generally proves less volatile in challenging economic conditions. However, Brambles recognises that the more difficult consumer environment in many markets has the potential to dampen organic growth in the short term.

Brambles has a high quality customer base, strong track record in winning new business and opportunities for growth in existing and emerging markets. While the current economic uncertainty in global markets has the potential to affect consumer sentiment, Brambles is well positioned to achieve its objective of 10% compound sustainable sales revenue growth in the medium to long term.

-------------- Ends --------------

For further information please contact:

Investors:	Media:
Michael Roberts Vice President Investor Relations +61 2 9256 5216 +61 418 263 199	Michael Sharp Vice President Corporate Affairs +61 2 9256 5255 +61 439 470 145

Brambles is globally headquartered in Australia

There will be a management briefing on these results to investment analysts in Sydney at 11.00am on 20 August 2008. The briefing will be webcast on the Brambles website, www.brambles.com. All presentation materials will be posted to the website prior to the presentation. A replay of the webcast including questions and answers will be available shortly after the conclusion of the live presentation.

Copies of the 2008 results have also been forwarded to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. For further details, please refer to www.fsa.gov.uk.

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

Addendum

Table 10
Statutory Result

Year ended 30 June (US$M)	2008 actual	2008 at prior year fx rates	2007 actual	% change (actual fx rates)	% change (constant currency)
Comparable operating profit from continuing operations					
CHEP Americas	452.8	441.0	421.3	7	5
CHEP EMEA	396.5	368.0	336.5	18	9
CHEP Asia-Pacific	95.9	83.4	87.4	10	(5)
Total CHEP	**945.2**	**892.4**	**845.2**	**12**	**6**
Recall	128.4	116.1	118.5	8	(2)
Brambles HQ	(26.7)	(22.3)	(30.9)	14	28
Comparable operating profit from continuing operations	**1,046.9**	**986.2**	**932.8**	**12**	**6**
Net finance costs	(149.5)	(148.8)	(59.9)	(150)	(148)
Profit before tax and special items from continuing operations (PBTA)	**897.4**	**837.4**	**872.9**	**3**	**(4)**
Tax expense on PBTA	(270.9)	(252.8)	(287.2)	6	12
Profit after tax, before special items, from continuing operations	**626.5**	**584.6**	**585.7**	**7**	**-**
Special items after tax, from continuing operations	20.4		(152.0)		
Profit after tax, from continuing operations	**646.9**		**433.7**	**49**	
Profit after tax, from discontinued operations	1.8		857.6		
Profit for the year	**648.7**		**1,291.3**	**(50)**	
No. of ordinary shares at period end (millions)	1,383.6		1,415.5		
EPS before special items from continuing operations (US cents per share)	44.5		37.8	18	10
Basic EPS (US cents per share)	46.0		83.4	(45)	
Total dividend (Australian cents per share)	34.5		30.5	13	

Glossary

Average capital invested
This is calculated as a 12 month average of net assets before tax balances, cash and borrowings but after adding back accumulated pre-tax special items (excluding those associated with the restructuring, Unification and divestment program).

Brambles Value Added (BVA)
Brambles Value Added (BVA) represents the value generated over and above the cost of the capital used to generate that value. BVA is denominated in US dollars using Brambles' results. It is calculated as comparable operating profit (COP) less (average capital invested (ACI), at fixed June 2007 exchange rates, multiplied by Brambles' weighted average pre-tax cost of capital (WACC)).
BVA = COP - (ACI x WACC).

Capital expenditure
In the commentary, capital expenditure is presented on a cash basis whereas in Note 3 of the Appendix 4E Preliminary Final Release, it is presented on an accruals basis. Unless otherwise stated, it excludes intangible assets, investments in associates and equity acquisitions and is shown gross of any fixed asset disposals proceeds.

Cash flow from operations
Cash flow generated after net capital expenditure and before special items.

Comparable operating profit
Comparable operating profit is profit before special items, finance costs and tax, which the Directors consider to be a useful measure of underlying business performance.

Constant currency
In the commentary, comparative trading measures have been presented in constant currency, by translating both current and comparable period results into US dollars at the actual monthly exchange rates applicable for the comparable period so as to show relative performance between the periods before the translation impact of currency fluctuations.

In the statutory financial statements, foreign currency results have been translated at the applicable actual monthly exchange rates ruling in each period.

Continuing operations
Continuing operations refers to CHEP, Recall and Brambles HQ.

Free cash flow
Free cash flow is cash flow generated by the business after net capital expenditure, finance costs and tax but excluding the net cost of acquisitions and proceeds from business disposals.

Special items
Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.

Unification
Unification refers to the acquisition by Brambles Limited of all Brambles Industries Limited and Brambles Industries plc shares under separate schemes of arrangement on 4 December 2006.

Background information

US$ million Actual fx rates	1H08	2H08	FY08	1H07	2H07	FY07
Sales						
CHEP Americas	776.4	804.9	1,581.3	696.3	741.9	1,438.2
CHEP Europe, Middle East & Africa	790.8	851.3	1,642.1	711.1	746.3	1,457.4
CHEP Asia-Pacific	185.3	201.6	386.9	157.2	165.6	322.8
Total CHEP	1,752.5	1,857.8	3,610.3	1,564.6	1,653.8	3,218.4
Recall	357.7	390.6	748.3	308.1	342.3	650.4
Total Brambles	2,110.2	2,248.4	4,358.6	1,872.7	1,996.1	3,868.8
Comparable operating profit						
CHEP Americas	227.7	225.1	452.8	192.7	228.6	421.3
CHEP Europe, Middle East & Africa	189.8	206.7	396.5	149.5	187.0	336.5
CHEP Asia-Pacific	45.6	50.3	95.9	43.0	44.4	87.4
Total CHEP	463.1	482.1	945.2	385.2	460.0	845.2
Recall	55.4	73.0	128.4	50.0	68.5	118.5
Total Brambles (including HQ)	500.5	546.4	1,046.9	421.2	511.6	932.8
Operating profit margin						
CHEP Americas	29%	28%	29%	28%	31%	29%
CHEP Europe, Middle East & Africa	24%	24%	24%	21%	25%	23%
CHEP Asia-Pacific	25%	25%	25%	27%	27%	27%
Total CHEP	26%	26%	26%	25%	28%	26%
Recall	15%	19%	17%	16%	20%	18%
Total Brambles (including HQ)	24%	24%	24%	22%	26%	24%
Average capital invested						
CHEP Americas	1,446.8	1,539.0	1,492.9	1,322.5	1,384.1	1,353.3
CHEP Europe, Middle East & Africa	1,522.0	1,650.6	1,586.3	1,354.7	1,378.5	1,366.6
CHEP Asia-Pacific	290.3	332.1	311.2	255.7	266.9	261.3
Total CHEP	3,259.1	3,521.7	3,390.4	2,932.9	3,029.5	2,981.2
Recall	967.8	1,003.0	985.4	860.2	917.4	888.8
Total Brambles (including HQ)	4,133.1	4,434.9	4,284.0	3,728.2	3,865.1	3,796.6
Return on capital invested (annualised)						
CHEP Americas	31%	29%	30%	29%	33%	31%
CHEP Europe, Middle East & Africa	25%	25%	25%	22%	27%	25%
CHEP Asia-Pacific	31%	30%	31%	34%	33%	33%
Total CHEP	28%	27%	28%	26%	30%	28%
Recall	11%	15%	13%	12%	15%	13%
Total Brambles (including HQ)	24%	25%	24%	23%	26%	25%

Background information - *continued*

US$ million Actual fx rates	1H08	2H08	FY08	1H07	2H07	FY07
Cash flow from operations						
CHEP Americas	175.2	190.0	365.2	138.2	186.2	324.4
CHEP Europe, Middle East & Africa	57.4	238.7	296.1	159.9	204.3	364.2
CHEP Asia-Pacific	30.2	27.8	58.0	36.7	55.1	91.8
Total CHEP	262.8	456.5	719.3	334.8	445.6	780.4
Recall	37.5	90.2	127.7	11.5	74.9	86.4
Total Brambles (including HQ)	265.7	544.3	810.0	311.0	527.3	838.3
Capital expenditure on property, plant & equipment (cash basis)						
CHEP Americas	182.3	176.7	359.0	171.6	146.3	317.9
CHEP Europe, Middle East & Africa	209.1	156.4	365.5	98.7	136.1	234.8
CHEP Asia-Pacific	36.9	59.5	96.4	18.6	24.3	42.9
Total CHEP	428.3	392.6	820.9	288.9	306.7	595.6
Recall	23.3	24.9	48.2	23.4	29.2	52.6
Total Brambles (including HQ)	451.8	417.6	869.4	312.4	336.1	648.5
Depreciation of property, plant & equipment						
CHEP Americas	77.9	82.3	160.2	73.0	74.5	147.5
CHEP Europe, Middle East & Africa	85.7	91.6	177.3	75.7	75.5	151.2
CHEP Asia-Pacific	20.7	21.7	42.4	16.5	18.1	34.6
Total CHEP	184.3	195.6	379.9	165.2	168.1	333.3
Recall	16.6	17.1	33.7	14.1	14.5	28.6
Total Brambles (including HQ)	201.0	213.0	414.0	179.5	182.7	362.2
Capex/depreciation ratio						
CHEP Americas	2.3x	2.1x	2.2x	2.4x	2.0x	2.2x
CHEP Europe, Middle East & Africa	2.4x	1.7x	2.1x	1.3x	1.8x	1.6x
CHEP Asia-Pacific	1.8x	2.7x	2.3x	1.1x	1.3x	1.2x
Total CHEP	2.3x	2.0x	2.2x	1.7x	1.8x	1.8x
Recall	1.4x	1.5x	1.4x	1.7x	2.0x	1.8x
Total Brambles (including HQ)	2.2x	2.0x	2.1x	1.7x	1.8x	1.8x
Pallet numbers						
CHEP Americas	100		101	96		100
CHEP Europe, Middle East & Africa	133		132	126		126
CHEP Asia-Pacific	16		18	16		16
Total CHEP	249		251	238		242

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

20 August 2008

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

BRAMBLES DELIVERS SOLID FULL YEAR 2008 PERFORMANCE

In accordance with Listing Rule 4.3A, attached is the preliminary final report for the year ended 30 June 2008 for Brambles Limited.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

[RNG 00037146]

Brambles Limited

ABN 89 118 896 021

Appendix 4E

Preliminary final report for the year ended 30 June 2008

Year ended 30 June	2008 US$m	2007 US$m	% change (actual fx rates)	% change (constant currency)
Results before special items				
Continuing operations:				
Sales revenue	**4,358.6**	3,868.8	13%	6%
Comparable operating profit	**1,046.9**	932.8	12%	6%
Profit after tax	**626.5**	585.7	7%	-
Basic EPS (US cents)	**44.5**	37.8	18%	10%
Profit after tax - discontinued operations	**-**	27.7		
Profit for the year	**626.5**	613.4	2%	(5%)
Statutory results (after special items)				
Continuing operations:				
Sales revenue	**4,358.6**	3,868.8	13%	
Operating profit	**1,030.6**	796.0	29%	
Profit after tax	**646.9**	433.7	49%	
Profit after tax - discontinued operations	**1.8**	857.6		
Profit attributable to members of the parent entity	**648.7**	1,291.3	(50%)	
Basic EPS (US cents)	**46.0**	83.4	(45%)	
Final dividend* (Australian cents)	**17.5**	17.0		

* The 2008 final dividend is 10% franked and its record date is 19 September 2008.

A commentary on these results is set out in the attached ASX Release.

Preliminary final report
for the year ended 30 June 2008

Index

Page

Consolidated financial statements

Consolidated income statement
for the year ended 30 June 2008

	Note	2008 Before special items	2008 Special items [2]	2008 Result for the year	2007 Before special items	2007 Special items [2]	2007 Result for the year
		US$ million			US$ million		
Continuing operations							
Sales revenue	4	**4,358.6**	**-**	**4,358.6**	3,868.8	-	3,868.8
Other income	4	**181.5**	**-**	**181.5**	160.9	-	160.9
Operating expenses	4, 5	**(3,499.1)**	**(16.3)**	**(3,515.4)**	(3,101.2)	(136.8)	(3,238.0)
Share of results of joint ventures	14	**5.9**	**-**	**5.9**	4.3	-	4.3
Operating profit [1]		**1,046.9**	**(16.3)**	**1,030.6**	932.8	(136.8)	796.0
Finance revenue		**10.5**	**-**	**10.5**	39.4	-	39.4
Finance costs		**(160.0)**	**-**	**(160.0)**	(99.3)	-	(99.3)
Net finance costs		**(149.5)**	**-**	**(149.5)**	(59.9)	-	(59.9)
Profit before tax		**897.4**	**(16.3)**	**881.1**	872.9	(136.8)	736.1
Tax expense	7	**(270.9)**	**36.7**	**(234.2)**	(287.2)	(15.2)	(302.4)
Profit from continuing operations		**626.5**	**20.4**	**646.9**	585.7	(152.0)	433.7
Profit from discontinued operations	6	**-**	**1.8**	**1.8**	27.7	829.9	857.6
Profit for the year attributable to members of the parent entity		**626.5**	**22.2**	**648.7**	613.4	677.9	1,291.3
Earnings per share (cents)	9						
Total							
- Basic				**46.0**			83.4
- Diluted				**45.7**			82.3
Continuing operations							
- Basic				**45.9**			28.0
- Diluted				**45.6**			27.7

The consolidated income statement should be read in conjunction with the accompanying notes.

[1] Operating profit for 2008 is after expensing:

	Note	Before special items	Special items	Result for the year
CHEP USA: quality and innovation costs		**(20.6)**	**-**	**(20.6)**
CHEP USA: Walmart transition costs		**(10.9)**	**-**	**(10.9)**
	4	**(31.5)**	**-**	**(31.5)**

[2] Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Refer to Notes 5 and 6.

Consolidated balance sheet
as at 30 June 2008

	Note	June 2008 US$m	June 2007 US$m
ASSETS			
Current assets			
Cash and cash equivalents		**104.8**	130.4
Trade and other receivables		**829.0**	791.6
Inventories		**45.1**	33.5
Derivative financial instruments		**4.4**	6.7
Other assets		**51.7**	41.1
Total current assets		**1,035.0**	1,003.3
Non-current assets			
Other receivables		**9.1**	9.0
Investments		**16.9**	23.5
Property, plant and equipment		**3,698.9**	3,219.9
Goodwill		**676.1**	606.1
Intangible assets		**186.9**	150.3
Deferred tax assets		**8.8**	3.1
Derivative financial instruments		**4.3**	1.9
Other assets		**0.8**	0.3
Total non-current assets		**4,601.8**	4,014.1
Total assets		**5,636.8**	5,017.4
LIABILITIES			
Current liabilities			
Trade and other payables		**850.7**	806.0
Borrowings		**91.5**	64.3
Derivative financial instruments		**6.0**	0.5
Tax payable		**54.9**	74.7
Provisions		**74.2**	111.9
Total current liabilities		**1,077.3**	1,057.4
Non-current liabilities			
Borrowings		**2,439.5**	2,063.0
Derivative financial instruments		**2.7**	-
Provisions		**49.8**	45.7
Retirement benefit obligations		**63.4**	29.6
Deferred tax liabilities		**443.5**	389.8
Other liabilities		**17.1**	9.2
Total non-current liabilities		**3,016.0**	2,537.3
Total liabilities		**4,093.3**	3,594.7
Net assets		**1,543.5**	1,422.7
EQUITY			
Contributed equity	11	**13,778.6**	14,062.8
Unification reserve	8	**(15,385.8)**	(15,385.8)
Other reserves		**714.3**	504.3
Retained earnings		**2,436.1**	2,241.1
Parent entity interest		**1,543.2**	1,422.4
Minority interest		**0.3**	0.3
Total equity		**1,543.5**	1,422.7

The consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of recognised income and expense
for the year ended 30 June 2008

	Note	2008 US$m	2007 US$m
Actuarial (losses)/gains on defined benefit pension plans			
- Continuing		**(34.5)**	33.3
- Discontinued		**-**	(33.4)
Exchange differences on translation of:			
- Foreign operations		**263.5**	131.7
- Entities disposed taken to profit		**-**	8.4
Cash flow hedges:			
- Losses taken to equity		**(3.8)**	(0.2)
- Transferred to profit or loss		**(0.1)**	(5.0)
Income tax:			
- On items taken directly to or transferred directly from equity		**9.1**	4.0
- On items transferred to profit or loss		**-**	1.9
Net income recognised directly in equity		**234.2**	140.7
Profit for the year		**648.7**	1,291.3
Total recognised income and expense for the year attributable to members of the parent entity		**882.9**	1,432.0
Adjustment to opening retained earnings for AASB 117: Leases	12	**(2.5)**	-

The consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

Consolidated cash flow statement
for the year ended 30 June 2008

	Note	2008 US$m	2007 US$m
Cash flows from operating activities			
Receipts from customers		**4,998.7**	4,653.3
Payments to suppliers and employees		**(3,467.9)**	(3,380.0)
Cash generated from operations		**1,530.8**	1,273.3
Dividends received from joint ventures and associates		**5.2**	7.0
Interest received		**9.6**	39.5
Interest paid		**(146.4)**	(93.3)
Income taxes paid on operating activities		**(232.9)**	(182.5)
Net cash inflow from operating activities	13d	**1,166.3**	1,044.0
Cash flows from investing activities			
Proceeds from disposal of businesses		**6.6**	2,427.6
Income tax paid on disposal of businesses		**-**	(152.7)
Acquisition of subsidiaries, net of cash acquired		**(64.3)**	(19.9)
Purchases of property, plant and equipment		**(869.4)**	(670.2)
Proceeds from sale of property, plant and equipment		**133.8**	131.1
Purchases of intangible assets		**(18.4)**	(16.1)
Loan outflows with associates and subsidiaries		**-**	(0.4)
Loan inflows with associates and subsidiaries		**0.3**	1.8
Net cash (outflow)/inflow from investing activities		**(811.4)**	1,701.2
Cash flows from financing activities			
Proceeds from borrowings		**2,280.3**	5,377.0
Repayments of borrowings		**(2,010.6)**	(5,146.1)
Net inflow/(outflow) from option costs and hedge borrowings		**95.1**	(21.3)
Proceeds from issue of ordinary shares		**38.5**	75.6
Buy-back of ordinary shares		**(392.0)**	(1,527.5)
Cash Alternative at Unification		**-**	(950.3)
Dividends paid to Brambles' shareholders	10	**(444.8)**	(604.0)
Net cash used in financing activities		**(433.5)**	(2,796.6)
Net decrease in cash and cash equivalents		**(78.6)**	(51.4)
Cash and deposits, net of overdrafts, at beginning of the year		**126.9**	129.4
Effect of exchange rate changes		**19.8**	48.9
Cash and deposits, net of overdrafts, at end of the year	13a	**68.1**	126.9

The consolidated cash flow statement should be read in conjunction with the accompanying notes.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2008

Note 1. Basis of preparation

This preliminary final report presents the consolidated results of Brambles Limited (ACN 118 896 021) and its subsidiaries (Brambles or the Group) for the year ended 30 June 2008.

The consolidated financial statements on which this preliminary final report is based comply with International Financial Reporting Standards (IFRS) and have been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and the requirements of the Corporations Act 2001. They comply with applicable accounting standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Urgent Issues Group (UIG).

Note 2. Significant accounting policies

a) Significant accounting policies

The consolidated financial statements and all comparatives have been prepared using consistent accounting policies, as set out in the Brambles 2007 Annual Report.

b) Foreign currency

The principal exchange rates affecting Brambles were:

		US$:A$	US$:euro	US$:£
Average	2008	0.9040	1.4835	2.0111
	2007	0.7901	1.3187	1.9520
Year end	30 June 2008	0.9629	1.5793	1.9936
	30 June 2007	0.8519	1.3580	2.0116

c) Rounding of amounts

As Brambles Limited is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the preliminary final report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

References to 2008 and 2007 are to the financial years ending on 30 June 2008 and 30 June 2007 respectively.

Note 3. Business segment analysis

Brambles' continuing business segments are CHEP (pallet and container pooling) and Recall (information management). Discontinued operations primarily comprises the Cleanaway UK and Asian businesses (waste management), which were divested in 2007.

Intersegment revenue during the period was immaterial.

	Total income		Sales revenue	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
By business segment				
CHEP	**3,790.5**	3,374.5	**3,610.3**	3,218.4
Recall	**749.6**	655.2	**748.3**	650.4
Continuing operations	**4,540.1**	4,029.7	**4,358.6**	3,868.8
Discontinued operations	-	252.1	-	252.1
Total	**4,540.1**	4,281.8	**4,358.6**	4,120.9
By geographic origin				
Europe	**1,768.7**	1,576.7	**1,737.2**	1,539.8
Americas	**2,047.8**	1,843.2	**1,914.7**	1,737.4
Australia/New Zealand	**580.1**	487.6	**568.2**	473.9
Rest of World	**143.5**	122.2	**138.5**	117.7
Total - continuing operations	**4,540.1**	4,029.7	**4,358.6**	3,868.8
Discontinued operations	-	252.1	-	252.1
Total	**4,540.1**	4,281.8	**4,358.6**	4,120.9

	Operating profit [1]		Comparable operating profit [2]		Special items, before tax	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m	**2008 US$m**	2007 US$m
By business segment						
CHEP	**944.7**	845.2	**945.2**	845.2	**(0.5)**	-
Recall	**121.9**	86.5	**128.4**	118.5	**(6.5)**	(32.0)
Brambles HQ	**(36.0)**	(135.7)	**(26.7)**	(30.9)	**(9.3)**	(104.8)
Continuing operations	**1,030.6**	796.0	**1,046.9**	932.8	**(16.3)**	(136.8)
Discontinued operations	**1.2**	858.3	-	40.6	**1.2**	817.7
Total	**1,031.8**	1,654.3	**1,046.9**	973.4	**(15.1)**	680.9

[1] Operating profit is segment revenue less segment expense and excludes net finance costs.

[2] Comparable operating profit is profit before special items, finance costs and tax which the Directors consider to be a useful measure of underlying business performance. The difference between comparable operating profit and operating profit in the segment report is due to special items.

Note 3. Business segment analysis - *continued*

	Capital expenditure (including acquisitions)		Depreciation and amortisation	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
By business segment				
CHEP	**810.7**	652.7	**410.3**	362.1
Recall	**88.1**	66.5	**47.8**	41.6
Brambles HQ	**0.3**	0.8	**0.5**	0.6
Continuing operations	**899.1**	720.0	**458.6**	404.3
Discontinued operations	**-**	24.7	**-**	-
Total	**899.1**	744.7	**458.6**	404.3
By geographic origin				
Europe	**339.5**	259.9		
Americas	**411.6**	367.2		
Australia/New Zealand	**73.2**	63.0		
Rest of World	**74.8**	29.9		
Total - continuing operations	**899.1**	720.0		
Discontinued operations	**-**	24.7		
Total	**899.1**	744.7		

	Segment assets		Segment liabilities	
	2008 US$m	2007 US$m	**2008 US$m**	2007 US$m
By business segment				
CHEP	**4,340.0**	3,810.0	**767.4**	715.8
Recall	**1,129.8**	1,022.8	**179.7**	151.4
Brambles HQ	**18.5**	20.2	**116.8**	135.7
Continuing operations segment assets and liabilities	**5,488.3**	4,853.0	**1,063.9**	1,002.9
Cash and borrowings	**104.8**	130.4	**2,531.0**	2,127.3
Current tax balances	**18.0**	7.4	**54.9**	74.7
Deferred tax balances	**8.8**	3.1	**443.5**	389.8
Equity-accounted investments	**16.9**	23.5	**-**	-
Total assets and liabilities	**5,636.8**	5,017.4	**4,093.3**	3,594.7
Segment assets by geographic origin				
Europe	**2,275.7**	1,974.3		
Americas	**2,329.1**	2,128.5		
Australia/New Zealand	**700.2**	622.8		
Rest of World	**183.3**	127.4		
Total	**5,488.3**	4,853.0		

Note 4. Profit from ordinary activities - continuing operations

	2008 US$m	2007 US$m
a) Revenue and other income - continuing operations		
Sales revenue	**4,358.6**	3,868.8
Net gains on disposals of property, plant and equipment	**46.4**	42.7
Other operating income	**135.1**	118.2
Other income	**181.5**	160.9
Total income	**4,540.1**	4,029.7
b) Operating expenses - continuing operations		
Employment costs	**787.9**	739.4
Service suppliers:		
- Transport	**813.2**	722.0
- Repairs and maintenance	**294.9**	239.7
- Subcontractors and other service suppliers	**501.5**	497.5
Raw materials and consumables	**195.7**	182.7
Occupancy	**217.3**	184.0
Depreciation of property, plant and equipment	**414.0**	362.2
Irrecoverable pooling equipment provision expense	**91.2**	90.2
Amortisation:		
- Software	**34.5**	33.5
- Acquired intangible assets (other than software)	**6.5**	6.0
- Deferred expenditure	**3.6**	2.6
Other	**155.1**	178.2
	3,515.4	3,238.0
c) Net foreign exchange gains and losses - continuing operations		
Net losses included in operating profit	**(1.4)**	(4.0)
Net losses included in net finance costs	**(12.0)**	(6.7)
	(13.4)	(10.7)

d) CHEP USA operating costs

In February 2008, Brambles announced that, over the next two years, CHEP would invest in excess of US$100 million in operational and capital initiatives focused on quality improvement and innovation. Operating expenses for 2008 include additional costs of US$20.6 million within CHEP USA as a result of this initiative.

Operating expenses for 2008 also include transition costs of US$10.9 million within CHEP USA as a result of Walmart's decision to modify management of pallet flows within its network in the USA.

These costs have been separately disclosed to facilitate an understanding of Brambles' underlying business results.

Note 5. Special items - continuing operations

Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Such items are likely to include, but are not restricted to, gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring, and impairment charges on tangible or intangible assets. The Directors consider that this presentation best assists the users of Brambles' financial statements in their understanding of the underlying business results.

		2008 US$m	
	Before tax	**Tax**	**After tax**
Amortisation of acquired intangible assets (other than software)	**(6.5)**	**0.7**	**(5.8)**
Exceptional items:			
- Restructuring and Unification costs [1]	**(4.6)**	**4.1**	**(0.5)**
- Reset of tax cost bases on Unification [2]	**-**	**31.6**	**31.6**
- Adviser costs – share register activity [3]	**(4.7)**	**0.2**	**(4.5)**
- Recall restructuring costs [4]	**(0.5)**	**0.1**	**(0.4)**
Special items from continuing operations	**(16.3)**	**36.7**	**20.4**

		2007 US$m	
	Before tax	Tax	After tax
Amortisation of acquired intangible assets (other than software)	(6.0)	0.7	(5.3)
Exceptional items:			
- Stamp duty on Unification [1]	(28.8)	-	(28.8)
- Restructuring and Unification costs [1]	(76.0)	(23.4)	(99.4)
- Recall restructuring costs [4]	(26.0)	7.5	(18.5)
Special items from continuing operations	(136.8)	(15.2)	(152.0)

1 During 2007, Brambles incurred UK stamp duty of US$28.8 million on Unification. Brambles also incurred advisers' fees (US$49.4 million) and employment-related and office closure costs (US$26.6 million) totalling US$76.0 million in connection with the restructuring and Unification. The net tax charge of US$23.4 million in 2007 includes US$29.0 million transitional withholding tax expense as a result of Unification. In 2008, further advisers' fees of US$1.6 million, employment-related and other costs of US$3.0 million were incurred in relation to the restructure.

2 During 2008, following receipt of a private ruling from the Australian Taxation Office, a tax benefit of US$31.6 million was recognised on the reset of Australian tax cost bases as a result of Unification.

3 As a consequence of the share register activity first disclosed to the Australian Stock Exchange on 8 August 2007, Brambles incurred advisers' fees of US$4.7 million during 2008.

4 During 2007, Recall incurred US$26.0 million on restructuring its Global, North American, European and Asia Pacific operations. This included redundancy and related costs, software writedowns and AUSDOC integration costs. A further US$0.5 million was incurred in 2008.

Note 6. Discontinued operations

a) Description

The divestments of Cleanaway UK and Cleanaway Asia were recognised in first half 2007, which concluded the divestment program announced in November 2005. These businesses are presented as discontinued operations in this financial report.

There were a number of minor disposals in 2008, the impact of which is immaterial in aggregate.

b) Income statement and cash flow information - discontinued operations

	2008 US$m	2007 US$m
Total revenue	-	252.1
Operating expenses	-	(211.5)
Profit before tax and special items	-	40.6
Special items	**1.2**	817.7
Profit before tax from discontinued operations	**1.2**	858.3
Tax benefit/(expense):		
- On profit before tax and special items	-	(12.9)
- On special items	**0.6**	12.2
Total tax benefit/(expense) from discontinued operations	**0.6**	(0.7)
Profit for the year from discontinued operations	**1.8**	857.6
Net cash (outflow)/inflow from operating activities	**(4.7)**	39.3
Net cash outflow from investing activities	-	(21.4)
Net cash outflow from financing activities	-	(0.5)
Net (decrease)/increase in cash from discontinued operations	**(4.7)**	17.4

Note 6. Discontinued operations - *continued*

c) Special items - discontinued operations

	2008 US$m Before tax	**Tax**	**After tax**
Exceptional items:			
- Gain recognised on completed disposals [1]	**1.2**	**0.6**	**1.8**
Special items from discontinued operations	**1.2**	**0.6**	**1.8**

	2007 US$m Before tax	Tax	After tax
Exceptional items:			
- Gain recognised on completed disposals:			
- Cleanaway UK [2]	788.6	1.5	790.1
- Cleanaway Asia [3]	12.3	(1.1)	11.2
- Other [1]	19.8	11.8	31.6
- Restructuring and Unification costs [4]	(3.0)	-	(3.0)
Special items from discontinued operations	817.7	12.2	829.9

1 In 2008, net favourable provision adjustments of US$1.2 million (US$1.8 million after tax) were recognised in respect of divestments completed in 2007 and prior years. In 2007, net favourable provision adjustments of US$19.8 million (US$31.6 million after tax) were recognised.

2 In 2007, Brambles completed the sale of Cleanaway UK and received proceeds of US$1,109.0 million. The pre-tax profit on sale recognised in 2007 was US$788.6 million (US$790.1 million after tax). Allowing for costs incurred in 2006 of US$11.2 million, the total profit on sale was US$777.4 million (US$778.9 million after tax).

3 In 2007, Brambles recognised a gain of US$12.3 million (US$11.2 million after tax) on the sale of Cleanaway Asia for proceeds of US$31.6 million. The divestment program to sell Cleanaway Asia commenced in 2006 during which a loss of US$25.0 million was recognised to reduce the carrying amount of the disposed assets to estimated fair value less cost to sell. Overall, the net loss on sale was US$12.7 million (US$13.8 million after tax).

4 In 2007, further amounts of US$3.0 million (US$3.0 million after tax) were incurred in respect of redundancies, office closure and expenses associated with Brambles Industrial Services headquarters which were closed during 2007.

Notes to and forming part of the preliminary final report
for the year ended 30 June 2008 - *continued*

Note 7. Income tax

	2008 US$m	2007 US$m
Amounts recognised in the income statement		
Current income tax - continuing operations:		
- Income tax charge	**222.7**	176.6
- Prior year adjustments	**(26.8)**	(5.4)
	195.9	171.2
Deferred tax - continuing operations:		
- Origination and reversal of temporary differences	**44.6**	133.7
- Previously unrecognised tax losses	**(15.6)**	(3.1)
- Prior year adjustments	**9.3**	0.6
	38.3	131.2
Tax expense - continuing operations	**234.2**	302.4
Tax (benefit)/expense - discontinued operations (Note 6b)	**(0.6)**	0.7
Tax expense recognised in the income statement	**233.6**	303.1
Amounts recognised in the statement of recognised income and expense		
- On actuarial losses on defined benefit pension schemes	**(7.4)**	(4.0)
- On losses on revaluation of cash flow hedges	**(1.7)**	(1.9)
Tax benefit recognised directly in the statement of recognised income and expense	**(9.1)**	(5.9)
Reconciliation between tax expense and accounting profit before tax		
Profit before tax - continuing operations	**881.1**	736.1
Tax at 30% (2007: 30%)	**264.3**	220.8
Effect of tax rates in overseas jurisdictions	**8.1**	11.2
Prior year adjustments	**(17.5)**	(4.8)
Items not subject to taxation	**-**	(1.8)
Current year tax losses not recognised	**6.8**	3.6
Prior year tax losses recouped	**(15.6)**	(3.1)
Foreign withholding tax provided	**13.5**	31.2
Changes in tax rates	**(15.9)**	(7.0)
Non-deductible expenses	**20.0**	36.1
Other	**(29.5)**	16.2
Tax expense - continuing operations	**234.2**	302.4
Tax expense - discontinued operations (Note 6b)	**(0.6)**	0.7
Total income tax expense	**233.6**	303.1

Note 8. Business combination

a) Brambles Limited

On 4 December 2006, Brambles completed Unification of the dual-listed companies structure (DLC structure). Unification has been accounted for as a reverse acquisition whereby for financial reporting purposes Brambles Limited has been treated as being acquired by the existing Brambles consolidated group which comprised Brambles Industries Limited (BIL), Brambles Industries plc (BIP) and controlled entities. Brambles Limited had a net asset deficiency of A$10.2 million at the date of the reverse acquisition.

Brambles Limited was incorporated on 21 March 2006 with a share capital of A$2 and had no trading activity until 4 December 2006 when it became the legal parent company of BIL and BIP on Unification.

On Unification, Brambles Limited issued shares on a one-for-one basis to those BIL and BIP shareholders who did not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the Brambles Limited share capital measured at fair value on 4 December 2006, and the carrying value of BIL and BIP share capital at that date.

b) Acquisitions

On 4 March 2008, Brambles announced it had agreed to purchase 100% of the issued share capital of LeanLogistics, Inc, a leading provider of technology-based transport and supply chain solutions in the USA. Change of control was effective on 7 March 2008.

For the period from 7 March 2008 to 30 June 2008, LeanLogistics contributed revenue of US$3.3 million and incurred a loss after tax of US$1.2 million. These results are included within the CHEP Americas business segment. If the acquisition had occurred on 1 July 2007, Brambles' revenue for 2008 would have been US$7.6 million higher and profit after tax for 2008 US$0.6 million lower after allowing for finance costs.

The fair value of the LeanLogistics assets acquired, liabilities assumed and goodwill were as follows:

	2008 US$m
Cash paid	44.7
Direct costs relating to the acquisition	2.4
Total purchase consideration	47.1
Fair value of net identifiable assets acquired	13.8
Goodwill	33.3

The goodwill acquired is attributable to the profitability of the acquired business and anticipated synergies with CHEP's existing operations. The fair values of assets and liabilities acquired, including intangibles such as customer contracts, were established using professional valuers, where relevant.

Note 8. Business combination - *continued*

On acquisition of LeanLogistics, assets acquired and liabilities assumed were:

	Acquiree's carrying amount US$m	Fair value US$m
Cash and cash equivalents	0.9	0.9
Trade and other receivables	1.6	1.6
Other current assets	0.1	0.1
Property, plant and equipment	0.3	0.3
Intangible assets	1.0	17.5
Current and deferred tax assets	2.7	2.8
	6.6	23.2
Trade and other payables	(2.7)	(2.7)
Borrowings	(0.3)	(0.3)
Current and deferred tax liabilities	-	(6.4)
	(3.0)	(9.4)
Net assets	3.6	13.8

Cash outflow on acquisition of LeanLogistics was as follows:	2008 US$m
Cash and cash equivalents acquired	0.9
Cash consideration	(47.1)
Net cash outflow	(46.2)

In addition to the LeanLogistics acquisition, there were a number of minor acquisitions in 2008 and 2007, the impacts of which were immaterial in aggregate.

Note 9. Earnings per share

	2008 US cents	2007 US cents
Earnings per share		
- Basic	**46.0**	83.4
- Diluted	**45.7**	82.3
- Basic, before special items	**44.5**	39.6
From continuing operations		
- Basic	**45.9**	28.0
- Diluted	**45.6**	27.7
- Basic, before special items	**44.5**	37.8
From discontinued operations		
- Basic	**0.1**	55.4
- Diluted	**0.1**	54.6
- Basic, before special items	**-**	1.8

Weighted average number of shares outstanding during the year:	**2008 million**	2007 million
Used in the calculation of basic earnings per share	**1,409.2**	1,548.3
Adjustment for share options and performance share rights	**8.9**	20.0
Used in the calculation of diluted earnings per share	**1,418.1**	1,568.3

Options granted under the employee option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive.

Note 10. Dividends

a) Dividends paid

	Interim 2008	Final 2007
Brambles Limited		
Dividend per share (in Australian cents)	17.0	17.0
Franked amount at 30% tax (in Australian cents)	1.7	3.4
Cost (in US$ million)	223.4	221.4
Payment date	10 April 2008	11 October 2007

b) Dividend declared after reporting date

	Final 2008
Brambles Limited	
Dividend per share (in Australian cents)	17.5
Franked amount at 30% tax (in Australian cents)	1.75
Cost (in US$ million)	208.9
Dividend record date	19 September 2008
Payment date	9 October 2008

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

Note 11. Issued and quoted securities

Parent entity	Options Number	Ordinary securities Number	Ordinary securities US$m
At 1 July 2007	22,630,260	1,415,485,064	14,062.8
Issued during the period	2,506,597	10,475,382	52.3
Exercised during the period	(10,807,547)	-	-
Lapsed during the period	(3,801,818)	-	-
Shares purchased on-market and cancelled	-	(42,409,560)	(336.5)
At 30 June 2008	10,527,492	1,383,550,886	13,778.6

Note 12. Changes in equity

	2008 US$m	2007 US$m
Total equity at 1 July	1,422.7	2,953.0
Adjustment to opening retained earnings for AASB 117: Leases [1]	(2.5)	-
Total restated equity as at 1 July	1,420.2	2,953.0
Total recognised income and expense for the period	882.9	1,432.0
Long term incentive plan:		
- Performance shares to be issued	14.8	20.8
- Shares issued	(13.9)	(18.9)
- Income tax	3.3	11.3
Transactions with equity holders in their capacity as equity holders:		
- Dividends paid	(424.1)	(588.5)
- Issues of ordinary shares, net of transaction costs	52.3	82.4
- Premium on issue of ordinary shares	-	12.0
- Shares purchased on-market and cancelled	(392.0)	(1,527.5)
- Cash Alternative at Unification	-	(950.3)
Minority interest:		
- Other	-	(0.1)
- On disposal of subsidiaries	-	(3.5)
Total equity at 30 June	1,543.5	1,422.7

1 Upon transition to AIFRS on 1 July 2005, an adjustment was made to comply with AASB 117: Leases, which requires operating leases with a fixed rental increase to be amortised on a straight line basis over the life of the lease. Upon completion of a review of leases during first half 2008, a further adjustment for fixed rental increases has been made to increase other liabilities by US$4.1 million, increase deferred tax assets by US$1.6 million and decrease opening retained earnings by US$2.5 million. The impact on profit for 2007 was not material and therefore prior year comparatives have not been amended.

Note 13. Cash flow statement - additional information

a) Reconciliation of cash

	2008 US$m	2007 US$m
Cash at bank and in hand	**62.8**	112.8
Short term deposits	**42.0**	17.6
Bank overdrafts	**(36.7)**	(3.5)
	68.1	126.9

b) Borrowing facilities and credit standby arrangements

		2008	2007
Total facilities:			
- Commited borrowing facilities		**3,647.5**	3,267.5
- Loan notes		**425.0**	425.0
- Credit standby/uncommitted arrangements		**162.0**	62.6
		4,234.5	3,755.1
Facilities used at reporting date:			
- Commited borrowing facilities		**2,018.9**	1,646.3
- Loan notes		**425.0**	425.0
- Credit standby/uncommitted arrangements		**61.3**	34.3
		2,505.2	2,105.6
Facilities unused at reporting date:			
- Commited borrowing facilities		**1,628.6**	1,621.2
- Credit standby/uncommitted arrangements		**100.7**	28.3
		1,729.3	1,649.5
Total credit facilities by currency:			
- US dollar	US$	**1,915.5**	1,595.3
- Sterling	£	**755.0**	745.0
- Euro	€	**459.0**	426.1
- Other	US$	**88.8**	82.5

c) Non-cash financing or investing activities

There were no financing or investing transactions during the year which have had a material effect on the assets and liabilities of Brambles that did not involve cash flows.

Note 13. Cash flow statement - additional information - *continued*

d) Reconciliation of profit after tax to net cash flows from operating activities	**2008 US$m**	2007 US$m
Profit after tax	**648.7**	1,291.3
Adjustments for:		
- Depreciation and amortisation	**458.6**	404.3
- Irrecoverable pooling equipment provision expense	**91.2**	90.2
- Net gains on disposals of property, plant and equipment	**(46.4)**	(42.7)
- Other valuation adjustments	**(1.0)**	(0.6)
- Net gains on disposal of businesses and investments	**(1.2)**	(2.9)
- Net gains after tax on completed disposals of discontinued operations	**(2.6)**	(832.9)
- Joint ventures and associates	**(0.6)**	2.8
- Equity-settled share-based payments	**14.8**	20.8
- Finance costs	**12.7**	6.3
Movements in operating assets and liabilities, net of acquisitions and disposals:		
- Decrease/(increase) in trade and other receivables	**35.9**	(46.0)
- Decrease/(increase) in prepayments	**1.9**	(1.0)
- Increase in inventories	**(9.7)**	(5.9)
- Decrease in deferred tax	**39.3**	135.7
- (Decrease)/increase in trade and other payables	**(2.1)**	61.0
- Decrease in tax payables	**(38.8)**	(3.0)
- Decrease in provisions	**(30.3)**	(37.6)
- Other	**(4.1)**	4.2
Net cash inflow from operating activities	**1,166.3**	1,044.0

Note 14. Equity-accounted investments

a) Joint ventures

Brambles has investments in the following joint ventures, all of which are unlisted jointly controlled entities, which are accounted for using the equity method.

Name (and nature of business)	Place of incorporation	% interest held at reporting date 2008	2007
CISCO - Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%
General de Archivo Y Deposito, SA [1] (Document management services)	Spain	**100%**	49%
Recall Becker GmbH & Co. KG (Document management services)	Germany	**50%**	50%

[1] Effective 2 April 2008, Brambles acquired the remaining 51% interest in General de Archivo Y Deposito, SA (GADSA). From that date, GADSA has been consolidated as a subsidiary within the Recall segment.

b) Share of results of joint ventures - continuing operations

	2008 US$m	2007 US$m
Continuing operations		
Profit from ordinary activities before tax	**6.9**	5.1
Income tax on ordinary activities	**(1.0)**	(0.8)
Profit for the year	**5.9**	4.3

Note 15. Net tangible asset backing

	2008 US cents	2007 US cents
Net tangible assets backing based on 1,383.6 million shares (2007: 1,415.5 million shares)	**49.2**	47.1

Net tangible assets backing per share is calculated by dividing total equity attributable to the members of the parent entity, less goodwill and intangible assets, by the number of shares on issue at year end.

Note 16. Contingent liabilities

There have been no material changes in Brambles' contingent liabilities as set out in the 2007 Annual Report.

Note 17. Events after balance sheet date

Other than those outlined in this preliminary final report, there have been no events that have occurred subsequent to 30 June 2008 that have had a material impact on Brambles' financial performance or position.

Statement of compliance

This report is based upon financial statements which have been audited.

The audit report, which is unqualified, will be made available with the Brambles 2008 Annual Report.

Robert Gerrard
Company Secretary

20 August 2008

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 August 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 29,066 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	29,066
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	29,066 @ $8.67
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 August 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,383,683,529	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,439,243	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 August 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

14 August 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 10,052 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,052
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,360 @ $4.74 per share 7,692 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 August 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,383,654,463	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,468,309	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 August 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

7 August 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 9,973 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,973
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,563 @ $4.74 per share 6,410 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 August 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,383,644,411	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,478,361	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 August 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

7 August 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 8,262 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of options under the various Brambles Employee Option Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,262
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	8,262 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 August 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,383,634,438	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,488,334	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 August 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

31 July 2008

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We refer to the announcement lodged with ASX today detailing the issue of 21,082 ordinary shares in Brambles Limited, the number of shares was incorrectly quoted and should have read 14,672.

Attached is the amended Form of Application for Offical Quotation of Additional Securities

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,672
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	14,672 @ $4.74 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 July 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,383,626,176	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,496,596	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 July 2008
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN
89 118 896 021

Corporate key
53021322

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R Gerrard

Date signed
25/08/08
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See Annexure "A" of 1 page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

31/07/08

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard
Secretary

25/08/2008

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	14,672	4.7400	0.00
ORD	806	0.0000	0.00
ORD	7,456	0.0000	0.00
ORD	3,563	4.7400	0.00
ORD	6,410	8.2000	0.00
ORD	2,360	4.7400	0.00
ORD	7,692	8.2000	0.00
ORD	29,066	8.6732	0.00

Regulatory Announcement

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Final Results - Presentation to Analysts
Released	09:47 20-Aug-08
Number	6971B09

RNS Number : 6971B
Brambles Limited
20 August 2008

Brambles Limited
Company Number: 118 896 021

20 August 2008

BRAMBLES - PRESENTATION TO ANALYSTS

A copy of:

- the slides presented by Brambles' Chief Executive Officer, Mr Michael Ihlein, and Chief Financial Officer, Ms Liz Doherty, at an analyst presentation held in Sydney earlier today; and
- a media release relating to the full year 2008 performance

are available on the Brambles' website at www.brambles.com.

The presentation was also webcast and this is available

on the Brambles website.

Robert Gerrard
Company Secretary

For further information contact:

Investors	Michael Roberts, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)418 263 199
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145

Brambles is globally headquartered in Australia

This information is provided by RNS
The company news service from the London Stock Exchange

END

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